April 19, 2016

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Met Investors Series Trust

Post-Effective Amendment No. 77

to the Registration Statement on Form N-1A

SEC File Nos. 333-48456, 811-10183

Ladies and Gentlemen:

On behalf of Met Investors Series Trust (the “Registrant”), this letter sets forth responses to oral comments received from Min Oh of the staff of the Securities and Exchange Commission (the “SEC”) on April 7, 2016 with respect to Post-Effective Amendment No. 77 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) related to Met/Aberdeen Emerging Markets Equity Portfolio (formerly, MFS® Emerging Markets Equity Portfolio), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on February 23, 2016. Set forth below is each comment and the Registrant’s response thereto.

1.	Fees and Expenses

Comment: (a). Please provide the Staff with the effective fees and expenses table and expense example before the effective date of the registration statement.

Response: The fees and expenses table and expense example in the registration statement will include the following:

Annual Portfolio Operating Expenses

	Class A	Class B
Management Fee	0.88%	0.88%
Distribution and/or Service (12b-1) Fees	None	0.25%
Other Expenses	0.14%	0.14%

Total Annual Portfolio Operating Expenses	1.02%	1.27%
Fee Waiver*	(0.05%)	(0.05%)

Net Operating Expenses	0.97%	1.22%

*	Restated to reflect that MetLife Advisers, LLC, has contractually agreed, for the period January 1, 2016, through April 30, 2017, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.950% of the first $250 million of the Portfolio’s average daily net assets, 0.900% of such assets over $250 million up to $500 million, 0.800% of such assets over $500 million up to $1 billion and 0.750% of such assets over $1 billion. This arrangement may be modified or discontinued prior to April 30, 2017, only with the approval of the Board of Trustees of the Portfolio.

Example

	1 Year	3 Years	5 Years	10 Years
Class A	$99	$321	$561	$1,248
Class B	$125	$400	$696	$1,537

Comment: (b). Please revise the fee table line-item “Net Operating Expenses” to read “Total Annual Portfolio Operating Expenses After Fee Waiver” consistent with Instruction 3(e) to Item 3 of Form N-1A.

Response: Instruction 3(e) to Item 3 states that a fund may show its net expenses after any fee waivers in the fee table and use “appropriate descriptive captions.” The Instruction provides “Total Annual Portfolio Operating Expenses After Fee Waiver” as an example of an appropriate descriptive caption but does not state that it is the only caption that may be used. The Registrant believes that “Net Operating Expenses” is an appropriate descriptive caption and is not presented in a way that is likely to be confusing to investors. Therefore, the Registrant respectfully declines to make this change.

2.	Principal Investment Strategies

Comment: (a). In the second sentence in the first paragraph, insert “plus borrowings for investment purposes” in between “assets” and “in equity.”

Response: The Statement of Additional Information discloses that, consistent with Rule 35d-1(a)(2) under the Investment Company Act of 1940, any Portfolio’s 80% investment policy includes any borrowings for investment purposes. Accordingly, the Registrant respectfully declines to make this change.

Comment: (b). Please specify the method through which the Portfolio determines whether a country is an emerging market, e.g., the country’s inclusion in an independent third party list of emerging markets.

Response: As stated in the prospectus, an emerging market country could include every nation in the world except the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe. For purposes of the Portfolio, the subadviser has discretion to make this determination using such factors described in the prospectus as the country’s credit rating, its political and economic stability and the development of its financial and capital markets. While the subadviser’s determination may be consistent with a third party’s inclusion of a country in a list of emerging market countries, it is not dictated by any third party’s determination, and therefore, the Registrant respectfully declines to make this change.

Comment: (c). Please explain to the staff how the fourth factor at the top of page 4 (“the company issues securities denominated in the currency of an emerging market country”) shows that a company is economically tied to the emerging market country.

Response: The prospectus states that a company is considered to be an emerging market company based on “one or more” of certain criteria. As such, the currency in which a company issues its securities would not necessarily be considered on its own for purposes of determining whether a company is an emerging market company, but it might be a factor that is considered with the other criteria listed in determining whether a company is economically tied to an emerging market country.

3.	Comment: The risk disclosures provided should correspond with the principal investment strategies. Please add risk disclosure for depository receipts, and small and mid-cap securities in the summary risks and in the statutory discussion of principal risks.

Response: The Registrant believes the risks associated with depositary receipts is sufficiently addressed by the statutory Foreign Investment Risk disclosure. The Registrant believes that the Market Risk disclosure adequately describes risks associated with large, small and mid cap companies. Because the Portfolio does not focus on any particular market cap, the Registrant believes further specific risk discussion is not necessary.

4.	Comment: Please add the inception date for the index in the average annual returns table.

Response: The Registrant believes that the performance data is presented in a clear fashion. Consistent with the presentation of all relevant portfolios in the fund complex that present performance since inception, when all share classes have the same inception date, the Registrant believes that additional disclosure setting forth the date for which index performance is provided is unnecessary. The Registrant believes that adding the Portfolio’s inception date to the index is not helpful and could potentially result in confusion by investors as to whether such date refers to the inception date of the index or the date from which the index return is measured.

5.	Comment: SAI – With respect to the sets of Fundamental Policies of the Registrant and the Metropolitan Series Fund that permit a Portfolio to purchase or sell physical commodities “in accordance with applicable law,” please provide additional details as to the “applicable law” after the policy descriptions.

Response: The following disclosure has been added to the end of the section after the policies description for the last Portfolio on page 89 of the SAI:

“With respect to the fundamental policy relating to entering into futures contracts and options thereon, the 1940 Act restricts a Portfolio’s ability to issue senior securities. SEC staff interpretations and guidance currently provide that the use of certain derivatives may involve the issuance of senior securities unless these derivatives are used in a manner that does not warrant application of the 1940 Act’s restrictions on senior securities. Accordingly, a Portfolio may enter into futures contracts and options on futures provided that it complies with applicable requirements as set forth in SEC staff interpretations, guidance and SEC regulations, including a requirement to maintain segregated assets in amounts that would cover the Portfolio’s obligations under futures contracts or options on futures.”

In addition, disclosure has been added at the beginning of the Fundamental Policies section to notify readers that further explanation is provided at the end of the section.

6.	Comment: Please provide Tandy representations and a response letter to the Staff’s comments in the form of EDGAR correspondence prior to the effective date of the filing.

Response: Tandy representations and responses to the staff’s comments are included herewith.

*            *             *

The Registrant acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced Registration Statement;

2.	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*            *             *

Any questions or comments with respect to this filing may be directed to the undersigned at 202.775.1227.

Sincerely,

/s/ Arie Heijkoop, Jr.
Arie Heijkoop, Jr.

cc:	Andrew L. Gangolf, Esq.
Michael Lawlor, Esq.
David C. Mahaffey, Esq.